

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2011

Via E-mail
Nicole Anderson
President and Chief Executive Officer
Charlotte Capital Corp.
81 Dow Jones St. Ste. 8
Henderson, NV 89074

  Re: Charlotte Capital Corp.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed August 19, 2011
    File No. 333-175344

Dear Ms. Anderson:

  We have reviewed your amended filing and response letter dated August 5, 2011, and have the following comments. References to prior comments in this letter relate to comments in our letter dated August 1, 2011.

General

1. It appears that you have not filed the complete version of your amended escrow agreement with your registration statement. Please file the complete, executed escrow agreement with your next amendment. We are not able to fully address your responses to certain prior comments, including comments 5, 6, 9, 10, 11 and 12, without reviewing the complete amended escrow agreement.

2. In response to prior comment 7, you indicate that you have filed an amended sales agent agreement; however, we are unable to locate such document. Please file the amended sales agent agreement with your next amendment.

3. In response to prior comment 8, you indicate that all subscription funds will be deposited by Underhill Securities into a separate Wells Fargo bank account, in which Underhill will be acting as trustee for the investors. In your response letter, tell us how the account held at Wells Fargo bank is titled. Confirm, if true, that Underhill Securities is identified as the trustee of the funds, held for the persons having the beneficial interests in the account.

Prospectus Cover Page, page 3

4. You refer readers to the section entitled "Risk Factors" on page 8, but your risk factor disclosure begins on page 10. Please revise as appropriate.

5. We re-issue prior comment 9. Your disclosure continues to make references to when the offering is completed, when the offering may terminate, and when escrow will terminate. Revise throughout to distinguish these various references and ensure that your disclosure is consistent with your escrow agreement.

6. We re-issue prior comment 13, as your disclosure on pages 5, 7, and 8 continues to suggest that investors who do not reconfirm their investment will receive their pro rata portion of the deposited funds, "plus interest." Please revise to clarify, if accurate, that the proceeds will be invested in a non-interest bearing account. Further, ensure that when you discuss the return of funds, you indicate, if accurate and as disclosed as elsewhere, that up to 10% of the deposited funds may not be available to investors if such funds are released to the company as permitted by Rule 419.

The Offering, page 7

7. Your disclosure in the second paragraph continues to cross-reference "escrow conditions" discussed in the Plan of Distribution section. Please revise your disclosure here and on page 17 in the Plan of Distribution section to identify clearly the escrow conditions to which you refer. Further, ensure that your disclosure corresponds with your amended escrow agreement.

Risk Factors, page 10

8. As noted in prior comment 20, the risk factor captions should concisely describe the risk to the company or investors that results from the uncertainty or circumstances that you have identified. For example, merely stating, "Lack of Diversification May Limit Future Business" fails to specify the risk posed to the company or investors. Please consider using complete sentences as risk factor headings.

Use of Proceeds, page 15

9. Please clarify that the proceeds from this offering, other than 10% of the proceeds that may be released in accordance with Rule 419, will not become available until an acquisition meeting certain specified criteria has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419.

Plan of Distribution, page 17

10. We note the following disclosure that you have added to this section: "Ms. Anderson and Underhill must sell the minimum offering of the new issue on behalf of the Company (250, 000) offering prior to sale of any shares held by Anderson (8,000,000) and may do so only in the event that there remain insufficient shares in the primary offering to fill the investors desire to purchase." The meaning of this disclosure is unclear, given that the

company is offering up to a maximum of 1,000,000 shares and could therefore satisfy investor demand for greater than 250,000 shares. Please revise to disclose in a consistent and accurate manner throughout the filing how the primary and resale offerings will be conducted, and whether the maximum number of shares in the primary offering (1,000,000) must be sold before any of the shares being offered for resale by Ms. Anderson may be sold. Ensure that your disclosure accurately reflects the provisions of the amended escrow agreement in this regard.

11.   Further to the above comment, if Ms. Anderson is permitted to offer for resale shares held by her prior to the achievement of the maximum primary offering amount, please explain clearly how it will be determined which shares (i.e., those currently held by her or those that will be issued by the company) will be offered after the minimum primary offering amount is achieved. If appropriate, provide risk factor disclosure relating to the conflict of interest this arrangement presents on the part of Ms. Anderson and the fact that the company will not receive proceeds from the resale offering.

12.   We refer to prior comment 3. Please revise the following disclosure on page 18, as well as any other similar disclosure in the filing, to reflect your arrangement with Underhill pursuant to which it will act as a sales agent for the offering: "As of this date, we have not entered into any agreements or arrangements for the sale of the shares with any broker/dealer or sales agent."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisition of Opportunities, page 26

13.   We are unable to locate the exhibit you reference in response to prior comment 30. Please file such agreement with your next amendment.

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

14.   In response to prior comment 33, you state that Ms. Anderson is not involved in any other blank check companies; however, your disclosure on page 28 continues to refer to other blank check companies in which she is involved. Revise these apparent inconsistencies.

15.   As requested in prior comment 33, clarify what "business pursuits" you are referring to in the statement, "Our officer and director is not a full time employee of our company and is actively involved in other business pursuits."

Unaudited Financial Statements for the Three Months Ended June 30, 2011

General

16.   Please revise to include cumulative-to-date income statement and cash flow information from the date of inception through the date of your interim period financial statements (currently June 30, 2011). We refer you to ASC 915-225-45-1 and ASC 915-230-45-1.

Unaudited Statements of Cash Flows, page F-17

17.   Your unaudited statement of cash flows shows a net change in cash of $2,500 for the three months ended June 30, 2011; however, there is no indication as to whether this change resulted from a change in operating activities, investing activities or financing activities. Please explain and revise your statement of cash flows accordingly.

Notes to Financial Statements

Note E. Subsequent Event, page F-22

18.   We note your response to prior comment 38 and your revised disclosures in Note E to the audited financial statement footnotes. Similar revisions should be made to the subsequent events footnote to your interim financial statements. In this regard, revise to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

Item 16—Exhibits and Financial Statement Schedules, page II-3

19.   We re-issue prior comment 37. Please file the legality opinion of Harold Gewerter, Esq., or a form thereof, with your next amendment.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3483 with any other questions.

                                                        Sincerely,

                                                        /s/ Katherine Wray

                                                        Katherine Wray
                                                        Attorney Adviser

cc: Via E-mail
        Harold Gewerter, Esq.